

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 28, 2007

VIA U.S. MAIL

Mr. Brent L. Larson
Chief Financial Officer
Neoprobe Corporation
425 Metro Place North, Suite 300
Dublin, Ohio 43017-1367

      Re: **Neoprobe Corporation**
                   Form 10-KSB for the year ended December 31, 2006
                   Filed March 16, 2007
                   File No. 000-26520

Dear Mr. Larson:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                   Sincerely,

                   Martin F. James
                   Senior Assistant Chief Accountant